May 19, 2025

Christian I. Brown
Chief Executive Officer and Director
Centuri Holdings, Inc.
19820 North 7th Avenue, Suite 120
Phoenix, Arizona 85027

       Re: Centuri Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 12, 2025
           File No. 333-287200
Dear Christian I. Brown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John Hensley